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EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
Plan Administration Committee
LaBarge, Inc. Employee Savings Plan:
We consent to the incorporation by reference in the Registration Statement No. 33-31330 on Form S-8 of LaBarge, Inc. of our report dated June 20, 2008 with respect to the statements of net assets available for plan benefits of the LaBarge, Inc. Employee Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for each of the years then ended, and the related schedule as of December 31, 2007, which report appears in the annual report on Form 11-K of the LaBarge, Inc. Employee Savings Plan.
/s/KPMG LLP
St. Louis, Missouri
June 20, 2008